UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

Sean S. Sullivan

Executive Vice President and Chief Financial Officer

AMC Networks Inc.

11 Pennsylvania Plaza

New York, NY 10001

(212) 324-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Networks Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This figure is based on 4,682,620 shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”), held indirectly through Digital Entertainment Holdings LLC, a Delaware limited liability company (“DEH”), plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Series D-1 preferred stock, par value $0.001 per share (the “Preferred Stock”), of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of Class A, Class B and Class C warrants to purchase Common Stock with an initial exercise date of October 14, 2016 (the “Warrants”) held indirectly through DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the warrants to purchase Common Stock with an initial exercise date of May 20, 2015 (the “2015 Warrants”) held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with Robert L. Johnson, The RLJ Companies, LLC and RLJ SPAC Acquisition, LLC (“RLJ SPAC”, and collectively with Robert L. Johnson and The RLJ Companies, LLC, the “Johnson Entities”) with respect to the Common Stock of the Issuer. As disclosed in Amendment No. 11 to the Statement of Beneficial Ownership on Schedule 13D with respect to the Issuer filed by the Johnson Entities with the Securities and Exchange Commission (the “Commission”) on February 27, 2018 (the “Johnson Schedule 13D”), the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2018 (the “Form 10-Q”), plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to that certain Credit and Guaranty Agreement, by and among the Issuer, certain subsidiaries of the Issuer as Guarantors, and DEH, dated as of October 14, 2016, as amended by the First Amendment dated as of January 30, 2017, the Second Amendment dated as of June 16, 2017 and the Third Amendment dated as of May 31, 2018 (the “Credit Agreement”), (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Media Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Rainbow Programming Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS IFC Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS AMC Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held indirectly through DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held indirectly through DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held indirectly through DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held indirectly through DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

CUSIP No. 74965F203

1	NAMES OF REPORTING PERSONS Digital Entertainment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,657,258 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,657,258 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,657,258 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.04% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This figure is based on 4,682,620 shares of Common Stock held directly by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of the Preferred Stock of the Issuer held directly by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held directly by DEH, and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held directly by DEH.
(2)	Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.
(3)	This calculation is based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock as described in note 1, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants as described in note 1 and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants as described in note 1. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

Item 1. Security and Issuer.

This Amendment No. 9 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed by the Reporting Persons with the Commission on October 18, 2016, as further amended by Amendment No. 1 thereto, filed on June 20, 2017, Amendment No. 2 thereto, filed on June 30, 2017, Amendment No. 3 thereto, filed on October 3, 2017, Amendment No. 4 thereto, filed on January 3, 2018, Amendment No. 5 thereto, filed on January 8, 2018, Amendment No. 6 thereto, filed on February 26, 2018, Amendment No. 7 thereto, filed on April 2, 2018 and Amendment No. 8 thereto, filed on July 3, 2018 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 Georgia Avenue, Suite 650, Silver Spring, Maryland 20910. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On July 29, 2018, the Issuer, AMC Networks Inc., a Delaware corporation (“AMC”), DEH and River Merger Sub Inc., a Nevada corporation and wholly-owned subsidiary of DEH (“Merger Sub”), and the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which AMC has agreed to acquire the Issuer. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a subsidiary of DEH (the “Merger”). AMC has guaranteed the payment of all amounts due by DEH and Merger Sub pursuant to the Merger Agreement and intends to fund the approximately $65.3 million required to consummate the Merger from cash on hand.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of DEH. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock of the Issuer, other than shares owned by the Reporting Persons, will be converted into the right to receive $6.25 in cash without interest (the “Per Share Merger Consideration”) and will cease to be outstanding.

The Merger Agreement also includes provisions for the payment at the Effective Time of consideration, calculated based on the amount of the Per Share Merger Consideration, to the holders of outstanding Preferred Stock who elect to receive such cash consideration and holders of 2015 Warrants, except for certain excluded shares (which include shares beneficially owned by the Reporting Persons). Such holders of outstanding Preferred Stock will be entitled to receive $7.81 per underlying share of Common Stock, in accordance with the terms of the Preferred Stock, if they elect cash as their consideration. Such holders of outstanding 2015 Warrants will be paid the difference between the Per Share Merger Consideration and the per share exercise price of the 2015 Warrants.

The Merger Agreement contains certain customary termination rights for DEH and the Issuer and further provides that (i) a termination fee equal to $6.75 million will be payable to DEH by the Issuer in connection with termination of the Merger Agreement due to a change of recommendation by the Special Committee of the Issuer’s board of directors (the “Special Committee”) to accept a Superior Proposal (as defined in the Merger Agreement) and (ii) the documented, out-of-pocket expenses of DEH incurred in connection with the Merger Agreement up to a maximum of $3 million will be payable to DEH by the Issuer in connection with the termination of the Merger Agreement due to a change of recommendation by the Special Committee as a result of an Intervening Event (as defined in the Merger Agreement).

Consummation of the Merger is subject to customary conditions, including conditions relating to (i) the approval of the Merger Agreement by the requisite vote of the stockholders of the Issuer, (ii) the absence of any order, law or other legal restraint preventing or making unlawful the consummation of the Merger and (iii) the absence of a Material Adverse Effect (as defined in the Merger Agreement) that remains in effect.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, the articles of incorporation of the surviving corporation will be amended and restated to be substantially in the form attached to the Merger Agreement, and the bylaws of the surviving corporation will be amended and restated in their entirety to be substantially in the form attached to the Merger Agreement.

Following the consummation of the Merger, the Issuer will become a wholly-owned subsidiary of DEH. In addition, if the Merger is consummated, the Issuer would be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act would be terminated and the Issuer would be privately held by AMC and the Johnson Entities.

As a condition to the willingness of AMC and DEH to enter into the Merger Agreement, the Johnson Entities entered into a Voting and Transaction Support Agreement with DEH and the Issuer, dated as of July 29, 2018 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Johnson Entities have agreed, among other things, to vote the 6,794,465 shares of Common Stock beneficially owned by them (together with any additional shares of Common Stock of the Issuer acquired by the Johnson Entities after the date of the Voting Agreement, including by exercising the 2015 Warrants held by them) in favor of approval of the Merger Agreement and the transactions contemplated thereby, subject to the terms of the Voting Agreement.

As a condition to the willingness of DEH and AMC to enter into the Merger Agreement, and concurrently with the execution of the Voting Agreement, the Johnson Entities also entered into a Contribution Agreement with DEH and AMC Digital Entertainment Holdings LLC, a Delaware limited liability company and the sole member of DEH (“AMC DE”), dated as of July 29, 2018 (the “Contribution Agreement”), pursuant to which the Johnson Entities will contribute to DEH the 2015 Warrants and Common Stock of the Issuer beneficially owned by them immediately prior to the closing of the Merger in exchange for the issuance to RLJ SPAC of membership interests in DEH.

At the closing of the Merger, the Reporting Persons will enter into agreements with RLJ SPAC and Robert L. Johnson with respect to Mr. Johnson’s liquidity, governance rights and role at the surviving corporation following the closing of the transaction.

The information set forth in Item 3 of this Amendment is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a)

As of July 30, 2018, each of the Reporting Persons beneficially owns 4,682,620 shares of Common Stock of the Issuer held by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Preferred Stock of the Issuer held by DEH, (ii) 18,333,000 shares of Common Stock of the Issuer issuable upon the exercise in full of the Warrants held by DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held by DEH, which represents in the aggregate 71.04% of the number of shares of Common Stock outstanding based on 15,138,250 shares of Common Stock of the Issuer outstanding as of May 3, 2018 as disclosed in the Form 10-Q, plus (i) the 413,709 shares of Common Stock issued to DEH on July 2, 2018 as payment of interest due to DEH on such date pursuant to the Credit Agreement, (ii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock, (iii) the 18,333,000 shares of Common Stock issuable upon the exercise in full of the Warrants, and (iv) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the Reporting Persons. As disclosed in the Form 10-Q and in information provided by the Issuer to the Reporting Persons, and accounting for the recent purchase by the Reporting Persons of 2015 Warrants and shares of Preferred Stock from third parties, third parties (including the Johnson Entities) hold 6,516.45 shares of Preferred Stock convertible into approximately 3.1 million shares of Common Stock and 2015 Warrants to purchase 2.35 million shares of Common Stock. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock as of July 30, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

Each of the Reporting Persons and Covered Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the Johnson Entities with respect to the Common Stock of the Issuer. As disclosed in the Johnson Schedule 13D, the Johnson Entities may be deemed to beneficially own 8,294,465 shares of Common Stock, including 6,794,465 outstanding shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share. Each Reporting Person and Covered Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the Johnson Entities pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person or Covered Person is the beneficial owner of the Common Stock or other securities held by the Johnson Entities.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated into this Item 5(b) by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

(c)	Except for the transactions described in Item 3 and Item 4 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Stock of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

The information set forth in Items 3 and 4 of this Amendment is incorporated into this Item 6 by reference. A copy of the Merger Agreement, Voting Agreement and Contribution Agreement are attached as Exhibits 2, 3 and 4, respectively, hereto.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated July 30, 2018.*

2	Agreement and Plan of Merger, by and among the Issuer, DEH, AMC (solely for the purposes of Section 10.7 thereof) and River Merger Sub Inc., dated as of July 29, 2018 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of AMC filed on July 30, 2018).

3	Voting and Transaction Support Agreement, dated as of July 29, 2018, by and among the Issuer, DEH and the Johnson Entities.*

4	Contribution Agreement, dated as of July 29, 2018, by and among DEH, AMC Digital Entertainment Holdings LLC and the Johnson Entities.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2018

AMC NETWORKS INC.

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW MEDIA HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW MEDIA ENTERPRISES, INC.

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

RAINBOW PROGRAMMING HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

IFC ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

AMC DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary

DIGITAL ENTERTAINMENT HOLDINGS LLC

By:	/s/ Anne G. Kelly
	Name:	Anne G. Kelly
	Title:	Senior Vice President and Secretary